Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: January 19, 2022

SPACInsider – Interview with Nick Clayton

SPACInsider

January 19, 2022

Nick Clayton:

Hello, and welcome to another SPACInsider podcast. I’m Nick Clayton. And this week, my colleague Marlena Haddad and I will be speaking with Jack Groetzinger, co-founder and CEO of SeatGeek. SeatGeek entered into a 1.3-billion-dollar combination agreement with RedBall Acquisition Corp in October. Event venues have traditionally had an adversarial relationship with ticket scalpers in the secondary market, but SeatGeek is a part of a generation of companies managing those marketplaces on behalf of the venues. We talk about how SeatGeek weathered the pandemic and what event patrons can expect now that the latest variant is waning. We also discuss how SeatGeek software tools are going deeper inside venue operations and what advantages a SPAC transaction can still bring in the current market. Take a listen.

Nick:

Jack, thanks so much for being with us. Just to start off, what was it like being approached by this SPAC team that famously includes Mr. Moneyball, Billy Beane himself? And how was the process of engaging with RedBall?

Jack Groetzinger:

We went through a lot of consideration as we were deciding we wanted to go public via SPAC, and we decided ultimately as a board that we did. And when we started the process we made a list. I literally had a spreadsheet in Google docs of the potential sponsors we want to work with, and number one on that list was RedBird. And it was really because they have such an incredible background in sports and entertainment and have both the respect and admiration of Wall Street and also the sports and entertainment world, got an incredible track record of really not just investing in companies, but building companies. They help start legends On Location, really iconic companies in our world. So because of that, it was an easy choice, and they’ve been an incredible team to work with. We’re really excited to be partnering with them as we become public.

Nick:

Great. And what was that conversation like? You kind of mentioned there that you made the decision already that you wanted to go with the SPAC route. Why was that? What made that more attractive than a regular way IPO or just continued private rounds?

Jack:

For us, we think there’s an incredible opportunity on the other side of COVID to build an iconic live entertainment company. COVID has obviously been awful for the world, and it’s been a really tough period for our industry, but it does mean that there’s a bit of a reshuffling of the deck. And there’s this reality where what might have taken 10 years before can happen in two, if that makes any sense. And we think we’re in a really prime position to build a generational company as the world comes back and to help people get back to games and get back to shows and do the things they love. And becoming public, and this transaction is part of that, and it’s an accelerant.

Jack:

As we thought about, getting back to your question, as we thought about SPAC versus traditional IPO, each have their pros and cons, but one nice characteristic of the SPAC route is that it gave us more certainty in timing and the structure of the transaction. We didn’t want to be in a position where we were all geared up and ready to go, but the IP window was closed, and we had to wait six months or nine months. We wanted to know that we had real certainty around timing. And that was one important factor that drove us to choose the SPAC as the vehicle to do this. Another big one, which we were just talking about was RedBird. And the ability to work with a sponsor that we thought was really additive.

Marlena:

And this SPAC deal is just the most recent part of your story, but SeatGeek isn’t even your first venture. So what lessons did you learn from your previous ventures, renting furniture and filtering blog content that you were able to apply to SeatGeek?

Jack:

Ah, you guys have done your research. Russ, who’s one of my co-founders of SeatGeek and I, founded a company prior to SeatGeek that like you mentioned was focused on helping people discover blog content. We had a lot of users for that business, and we had no idea how we were going to make money, which we had this attitude of, if you build it, they will come. And this was, think back to like 2008, 2009, middle of the financial crisis. CPM ad rates on the internet had just dropped off a cliff, so advertising wasn’t really a useful way to monetize. And we ended up getting a little bit weary of running a business without having a clear path of profitability. So as we moved on and started SeatGeek, building something that was both incredibly useful, but also a clear commercial angle was really important to us. We knew it if we could deliver value, help people understand what they were buying when they were buying tickets, that was a very natural way to monetize that by actually selling tickets which of course we now do.

Marlena:

So looking at the competitive landscape, SeatGeek is the youngest of the major ticket marketplaces, but it also has the youngest user base. Is that just a coincidence? And how have you been able to make inroads with Gen Z?

Jack:

Not a coincidence at all. It’s very intentional. And one of the things I’m most proud of with SeatGeek is how we’ve built a company and a brand that’s oriented towards the next generation of people going to live events. There’s a few things that have contributed to that. One major component is our marketing. Specifically, we’ve really focused our marketing on partnering with influencers. That’s often focused on YouTube, Instagram, other channels like that, that have really incredible audiences. When you look at the audience of some of the top influencers on YouTube, they’re larger than any network TV show out there. There’s just many millions of folks who are looking to these personalities and watching them, and we thought it was a perfect way for us to market because you can build a much deeper and honestly, more personal relationship than you ever could with a mainstream media brand that you’re advertising alongside.

Jack:

Whether you’re texting with them throughout the day, going and doing stuff with them, it’s very authentic and feels real. And when… we want an authentic brand that is incredibly fan centric and really stands in some ways in contrast to some of the legacy companies in our industry. We’re all about fans and helping them go to more events. We can do that much more authentically when we’re partnering with folks we have close relationship with that understand SeatGeek more deeply can talk about it. So that has helped grow our audience and make it much younger.

Jack:

The product itself is also very much geared towards the mobile generation of users. And we were very early to mobile. We’ve built SeatGeek all around simplicity and product elegance, allowing people to quickly find something that they want to do, get a great deal, know that they got a great deal, share with their friends, and ultimately go to more events. We’re succeeding if more people are going and doing more stuff. If on the margin, when you’re thinking about just staying at home, we can help people go do something and have a lot of fun, have the best night of their year instead, then that’s a huge win for us.

Nick:

Definitely. You mentioned as well, how the pandemic has sort of affected your thinking in terms of the timing of this transaction and things like that. So I mean, I’m sure that the past couple years have been in “interesting time” to be in the live events business to say the least. I mean, how did SeatGeek fair through the pandemic and has your outlook now changed at all now that we suddenly have Omicron to deal with and potentially more variants in the future?

Jack:

Yeah. Great question. Probably unsurprisingly out of the gate, it was not a happy time. When the pandemic hit, we were concerned for SeatGeek and obviously for many other things as well. We took a bit of a different strategy than many other competitors in our industry. Live entertainment stating what’s probably obvious was pretty crushed by COVID early on. Many other companies that we compete with did really substantial cutbacks, laying off large portions of their workforce, really cutting back to the bare bones and just going into hibernation mode. We made a different choice. We unfortunately had to do a small riff, but shortly thereafter raised a round of financing, raised a little over $100 million. And as a result were able to build back up quickly and really invest in the product.

Jack:

We focused the whole team around basically said to them, “Listen, this will be over. We don’t know exactly when. COVID will not last forever. When it does end, we want to extend our lead and have an even better product than we came into this with.” And it’s really a rare opportunity to go under the hood and refactor things and make large changes that might be scarier to make when we we’re processing many millions of dollars transactions. So we kept investing through the pandemic. We continue to do that. Ultimately COVID will end. I think live events are a very important part of the human experience, and people are desperate to go back out and do stuff again. And we want to be the company that is there helping them experience more.

Nick:

And that’s actually exactly what I wanted to get into next, which is like a lot of fast growing companies, I mean, even the pandemic aside, it appears that SeatGeek is kind of prizing growth over profitability at this particular moment in time. And you don’t project positively be done until 2024, but how much of that burn is made up by investments into new revenue streams versus things like marketing?

Jack:

Yep. That’s a great question. We expect on an aggregated basis, we will, like you mentioned forecasting being profitable in ‘24, but changes throughout the year and I think by the second half of ‘23, expect that SeatGeek will becoming more profitable. Ultimately, we are a technology company, and our biggest area of investment is in technology. We have a larger fraction of our OPEX going towards R&D than other companies we compete with. And we will keep doing that after we close this transaction. So we’re going to be investing in the product, but like you mentioned, also continuing to grow marketing spend and raise SeatGeek awareness.

Jack:

We think we have a really big opportunity to make more people aware of SeatGeek and put us at the top of their consideration set when they’re thinking where they want to buy. We also have a really critical growth driver of our business is we call SeatGeek Enterprise, which is our products that we sell to teams and venues that they use to run their business. Those deals are profitable over their lifetime, but are typically not profitable in the first year or two. And this transaction will allow us to do even more of those, which are an incredible accelerator into growth.

Marlena:

So one of the hottest topics at the moment is NFTs. So does SeatGeek have any plans to incorporate NFTs into its business or the blockchain into its ticket marketplace?

Jack:

I think NFTs are really interesting. And I think, you mentioned the blockchain as a separate topic, and I think they are in our world. They’re obviously related, but on one hand you could sell your tickets off of the blockchain. On the other, you could mint tickets that were sold in a centralized database, into an NFT post transaction, and people could then exchange them. And I think in that latter case, there’s a really obvious corollary to the physical world where... I remember someone I grew up with had a ticket to the 1948 World Series, which I think was the last... I grew up in Cleveland. I think it was the last World Series the Indians won. And I don’t know how much he paid for it, assume it wasn’t cheap, but something he valued a lot. So people would often save collectibles tickets from iconic events. And it’s, as paper tickets go away and nearly all tickets become digital, very natural that the NFT would fill that void and become the collectible that people can keep afterwards.

Marlena:

And so how do you see the competitive landscape shaking out as sport franchises and venues begin striking exclusive relationships with companies like SeatGeek and others to run their marketplaces? Will the big battleground continue to be competition for these individual exclusivity contracts or are there other relationships or competitive arenas that hold more value?

Jack:

It’s a great question. Like I mentioned earlier, what really differentiates SeatGeek is that we are vertically integrated throughout the full value chain. So some companies in our world are focused on the secondary market. Others are focused on the primary market. And when you’re buying a ticket on a secondary market and yet the ticket came from elsewhere, it ultimately creates a fractured user experience. It means that data can’t flow freely throughout the value chain.

Jack:

So SeatGeek is integrated end to end, which means that when we sign a client, we do their primary ticketing. We run their marketplace and everything in between. We think ultimately that allows us to just create a much better user experience and capture better economics, which we can share back with the team and the venue. So coming back to your question, ultimately, that is a huge driver of our growth, and it’s not a driver available to many other companies in our world because they haven’t made the substantial investment full time and money in building out an enterprise product that is in our case used by some of the largest venues in the world.

Nick:

Yeah. I wanted to get more into kind of everything that comes with your enterprise software as well, because I think there’s a lot of depth there. And I think when a lot of people think of enterprise software, they think of something that’s running kind of like all of their business systems. So how deep do you go in terms of your direct client of that? And also could you get into some of the features that SeatGeek users in the stands are getting these days, because I think there’s a lot of new stuff there too.

Jack:

Totally. It was early on in my time at SeatGeek, a huge learning experience for me just to see how deep and complex the software is that venues used. There’s an interesting comparison to running a consumer marketplace, where if you’re buying tickets on a marketplace or really, if you’re buying anything else, maybe it’s a Airbnb, you want a simple, quick, elegant experience. You don’t want to be exposed to complexity. You want to buy something quickly, know you made a great decision, and move on with your life. And that is absolutely what we strive to deliver when it comes to the SeatGeek consumer apps. But on the enterprise side, when you’re running a major venue and you’re selling many millions of dollars of tickets a year, and you have a large staff that’s doing that, complexity is necessary because generally every large venue has really diverse needs, and we need to be able to support all of them and make sure they’re successful.

Jack:

So we try to package all of that complexity under the hood so that users and our clients don’t have to deal with it unless they need to, but that it is there and available for them. We have a product called SRO, which all of our clients use, which in many ways serves sort of as the operating system for a venue. They use it for everything from point of sale system at the box office, they use it for access control, which is actually getting people into the venue, scanning tickets and validating the barcodes are legit. They use it for sales, for CRM, and many other things as well, data reporting.

Jack:

We, to your point, use that vertical integration to create products that have not existed and couldn’t exist without it. Give you one example. We launched during COVID a new product called Rally, which is all about in event commerce. So imagine that you bought a ticket through SeatGeek and you want, when you’re at the venue, to get beer delivered to you or to buy merchandise from the team, you can do that all within the SeatGeek app. And we’re able to do that because of the vertical integration I’ve been talking about, whereas a sort of secondary only marketplace would not be able to.

Nick:

Yeah, definitely. And looking overseas, I mean, how do you view the opportunities in international markets? And which appear to be the most open for competition?

Jack:

We currently have a meaningful business in the UK. We have a bunch of clients there. We ticket about half of the English Premier League, including some major teams like Liverpool and Man City. We have not yet launched the consumer brand, the SeatGeek consumer brand in the UK. Meaning when you buy a ticket on websites there, it’s white label. You don’t know you’re buying from SeatGeek. But we think over the coming years, that’s a really big opportunity. And that ultimately every market is different, but there’s a lot of similarity between the US and the UK. And as we invest in technology, it would be myopic of us to only use that technology in the US. It’s really broadly useful across many markets. And as we think about the different things that can drive growth for SeatGeek over the long term, that’s certainly a meaningful one.

Nick:

And also your materials mentioned that you plan to use some of the proceeds in this deal for strategic M&A. What are some of the kind of the types of targets that you’re most interested in approaching? Would it be more like pure bolt-ons in terms of other, I guess, marketplaces or sellers, or plays to bring in new types of technology?

Jack:

Exploring a lot of things there and ultimately staying open-minded. We are a technology company and ultimately have an initial bias of always building things within SeatGeek, but there’s times where it may make sense for us to go outside and look elsewhere. Ultimately it’s all going to come back to, is this improving our product and the value prop that we can offer to teams, to clients, and to fans. Which I know is maybe a little bit simplistic, but that’s the criteria we use to decide where to invest.

Marlena:

And could you give us an update on the timeline for SeatGeek’s transaction with RedBall?

Jack:

Yep. We have been working with the SEC on getting our S-4 fully approved and as we’ve said in our materials expect to close sometime in February and March.

Marlena:

Great. So what are the advantages to being a public company that you’re most looking forward to being able to leverage?

Jack:

We’re trying to build the iconic company of our vertical, to build a generational live entertainment company that uses technology to really change the way that people go to live events and is worth many, many billions of dollars. And ultimately becoming public is an important part of that journey and an important facilitator of it. Specifically, we’ll obviously have meaningful amount of capital from this transaction, which we want to invest in growth and invest in our product. Having public company currency will be useful on a number of fronts. We were just talking about M&A. That’s one where it could be useful. Another one is recruiting where job market right now is incredibly competitive, being able to offer prospective employees equity that is easily quantifiable and liquid versus more theoretical and hopefully liquid in the future. That matters.

Jack:

And people in the job market care about that. So this is something that as a company we’ve been building towards for a while and was slowed or delayed a bit by COVID for obvious reasons. But in many ways, it gave us the time to really do all the planning and the hiring and the preparation that we needed to so that we’re now in a really good spot. And it feels hopefully, for us, less like a flip the switch moment, but rather we’re already operating very much like a public company. And for most folks at SeatGeek, it won’t be a big change in their day to day.

Nick:

And I wanted to talk about some of the markets you’re in as well and kind of some other differences. Being a technology company out there, I imagine there are some differences in terms of the levels of technological adoption between say mid-level music venues and major sports venues and things like that. How is your approach different when you’re dealing with clients across those different spaces? And where do you see kind of the most potential growth, whether it’s music, live, sport, et cetera?

Jack:

We’ve taken a pretty vertical approach to how we’ve grown our enterprise business. By vertical, I mean, starting with, as you referenced, certain types of venues and then continue to expand into new types. Reason for that is wanting to make sure we have really strong product market fit. There’s whenever we’re... Just making up a theoretical example, imagine you’re comparing a football venue to a general admission concert venue. They’re going to have maybe, just making up numbers, 80 to 90% of the same needs, but the 10 to 20% is meaningful because if they’re used to doing a certain thing and they can’t do it with their software, that’s going to be problematic. So as a result, we’ve been pretty intentional in how we’ve expanded and moved into new verticals. There’s a lot. And won’t even try to articulate all the differences between, say a sports venue and a music venue, but maybe I’ll just give you an example of one difference that we encountered early on.

Jack:

As we were moving from working with pro sports teams in the UK to the US, one big difference we found early on was that in the UK when they’re selling season tickets, they’re never done rarely done with credit. It’s usually an all-cash transaction. Whereas in the US payment plans are quite the norm and it’s a market expectation, and it’s how people are used to buying season tickets. So as we made that change, we had to build effectively accounting and the ability to sell and credit into our software to make sure that our US pro sports clients could support all sorts of different payment plans. Maybe it’s you pay half of the ticket up front, and then the rest in installments. We needed the SeatGeek software to be able to support that. That’s a specific example, but you can multiply that times a hundred and you begin to get sort of the shape of the work we’ve done to get to this point where we can support a huge number of venues and some of the largest venues on earth.

Nick:

Yeah. I didn’t even think about all the kind of the various different FinTech angles on what any transaction is these days. It’s not as simple as just buying a ticket, but there’s a lot more that goes into it now.

Jack:

Exactly. Yep.

Nick:

Great. Well, we’re very excited for this. I think it’s been one of the SPACs that I think a lot of people have been most excited to follow. And obviously SeatGeek is a name that’s out there that a lot of people have used. I think this is a transaction that’s going to have a lot of eyes on it. We’re certainly going to be very interested to see all the different things you’re going to be able to do up to this transaction, through the transaction beyond. And thanks so much for being with us today.

Jack:

Thanks for having me. We’re really excited. It’s an important moment for our company and we’re really excited to be doing it. And I appreciate you having me today. It was great.

***

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see RedBall’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements included in this communication constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, demand for live events, SeatGeek’s future profitability and acquisitions, statements regarding new clients and international expansion of the business, product development and industry developments, including with respect to blockchain and tokens, and the COVID-19 pandemic. Although RedBall and SeatGeek believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RedBall nor SeatGeek can assure you that any of them will achieve or realize these plans, intentions or expectations. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed above, and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.